UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 001-12209

A.
Full title of the plan and address of the plan, if different from the issuer named below:

RANGE RESOURCES CORPORATION

401(k) PLAN

B.
Name of issuer of the securities held pursuant to the plan and address of its principle executive office:

Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

TABLE OF CONTENTS	Page

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements
Statements of Net Assets Available for Benefits	F-3
Statements of Changes in Net Assets Available for Benefits	F-4
Notes to Financial Statements	F-5
Supplemental Schedule —
Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	F-12
SIGNATURE	F-13
Exhibit Index	F-14
Exhibit 23 - Consent of Independent Registered Public Accounting Firm
Exhibit 99.1 - Certification of Periodic Financial Reports

Report of Independent registered public accounting firm

To the Investment Committee of the

Range Resources Corporation 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Range Resources Corporation 401(k) Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2001.

Fort Worth, Texas

June 14, 2024

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets
Investments, at fair value:
Shares of registered investment companies
Mutual funds	$69,318,139	$58,435,294
Common collective trust	100,714,590	81,442,954
Self-directed brokerage	1,417,847	1,195,215
Range Resources Corporation common stock	9,648,851	10,473,915
Total investments at fair value	181,099,427	151,547,378
Notes receivable from participants	1,707,325	1,685,928
Cash	14	10
Net assets available for benefits	$182,806,766	$153,233,316

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2023	2022
Additions to net assets
Investment income:
Net realized and unrealized gains on investments	$23,413,673	$—
Interest and dividends	3,496,404	2,992,463
Total investment income	26,910,077	2,992,463
Contributions:
Participants	8,307,236	7,537,540
Employer match	5,195,338	4,786,124
Rollover and other	512,660	512,825
Total contributions	14,015,234	12,836,489
Total additions to net assets	40,925,311	15,828,952
Deductions from net assets
Benefits paid to participants	(11,351,861)	(17,385,719)
Investment losses:
Net realized and unrealized losses on investments	—	(26,332,381)
Total deductions from net assets	(11,351,861)	(43,718,100)
Net increase (decrease) in net assets available for benefits	29,573,450	(27,889,148)
Net assets available for benefits at beginning of year	153,233,316	181,122,464
Net assets available for benefits at end of year	$182,806,766	$153,233,316

See accompanying notes to financial statements.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

A. Description of the Plan

Plan Description

The following description of the Range Resources Corporation 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Range Resources Corporation (the “Company” or “Plan Sponsor”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1989, and most recently restated effective January 1, 2021, as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

In August 2021, the Plan was amended to move to a lower cost mutual fund share class for the T. Rowe target date funds. In December 2021, the Plan was further amended to implement a managed payout program designed to support regular monthly payments through retirement and to redefine the definition of compensation eligible for the 401(k) deferral. Both of these changes were effective January 2022. In August 2023, the Plan implemented an optional in-Plan Roth rollover feature which allows participants to convert existing non-Roth amounts to a Roth account within the Plan.

In December 2022, the Plan updated the hardship withdrawal qualifying circumstances to allow participants to receive a distribution for losses related to a disaster declared by the Federal Emergency Management Agency that became effective February 2023.

Contributions

Participants may contribute up to 75% of their annual compensation, as defined by the Plan. Effective January 2022, the Plan changed the definition of compensation eligible for contributions to exclude spot, irregular, and other ad hoc discretionary bonuses. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. The Plan allows for both pre-tax and after-tax contributions.

Employees are immediately eligible to participate in the Plan. The Company has an automatic enrollment feature under the Plan. Those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan approximately 45 to 60 days from hire with contributions equal to 6% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the salary deferral will increase 1% on January 1st of each year up to a maximum salary deferral of 10%.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Beginning January 1, 2008, the Company began a Qualified Automatic Safe Harbor Matching Contribution (“QASH”) in the amount of 100% of the first 6% of deferred compensation. QASH contributions were approximately $5,195,000 and $4,786,000 during 2023 and 2022, respectively.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

A. Description of the Plan – continued

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. All matching contributions are also immediately vested.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates for outstanding loans ranged from 5.25% to 10.50% for 2023 and 5.25% to 8.25% for 2022. Principal and interest are paid ratably through payroll deductions. Participants must pay a $50 annual service fee for outstanding loans issued after March 31, 2018.

Benefit Payments

Participants withdrawing during the year for reasons of service or disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sum distributions or installment payments. Effective January 2022, the Plan implemented a new optional managed payout program designed to support regular monthly payments throughout retirement.

Certain in-service withdrawals are allowed. A participant may also elect to withdraw all or a portion of his or her vested account balance while employed after reaching age 59 ½. A participant may receive a hardship distribution from salary deferrals if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) for the purchase (excluding mortgage payments) of a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) on account of funeral or burial expenses relating to the death of the participant’s deceased parent, spouse, child or dependent; or (6) on account of casualty expenses to repair damage to the participant’s principal residence.

In accordance with the Setting Every Community Up for Retirement Enhancement 2.0 Act ("SECURE 2.0 Act"), the Plan increased the age for required minimum distributions (RMD) from age 72 to age 73 effective January 2023. Further changes set forth in the SECURE 2.0 Act include eliminating pre-death RMD rules for Roth accounts and modifying the RMD rules for surviving spousal beneficiaries, which would allow the spousal beneficiary to be treated as the deceased employee. Both of these changes are effective January 2024.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates and changes in those estimates are recorded when known.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the mutual funds, self-directed brokerage investments, and Range Resources Corporation common stock and there are no redemption restrictions on these investments. The Plan’s interest in the common collective trust is valued based on information reported by the investment manager using the audited financial statements of the common collective trust at year-end. These investments are subject to market or credit risks customarily associated with equity investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses from security transactions are reported on the average historical cost method.

Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year. Investment contracts held by a defined-contribution plan are required to be reported at fair value.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the plan administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company, who may also be participants in the Plan, perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the participants and are not reflected in the accompanying financial statements.

Notes Receivable from Participants

Notes receivable from participants are valued at the unpaid principal balance plus any accrued but unpaid interest.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

C. Investments

Participants may direct their 401(k) salary and/or bonus deferrals and employer contributions to be invested into any of the investment options offered by the Plan, including Range Resources Corporation common stock. Additionally, upon election, an employee can use a self-directed brokerage account where monies are invested in mutual funds and investment decisions are directed by the employee. Employees are permitted to a maximum investment in the self-directed brokerage account of 100% of their 401(k) investment balance.

Common stock of the Company represented approximately 5% and 7% of net assets available for benefits as of December 31, 2023 and 2022, respectively.

D. Tax Status

Effective January 1, 2021, the Company adopted a T. Rowe Price prototype plan which has been approved by the Internal Revenue Service for use by employers as a qualified plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examination for years prior to 2020.

E. Transactions with Related Parties and Parties-in-Interest

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or relatives of such persons.

Participants have the option to invest their salary and/or bonus deferrals into the Company’s common stock. In addition, the Plan invests in shares of mutual funds and a common collective trust managed by T. Rowe Price, which acts as Trustee for these investments as defined by the Plan. Transactions in such investments, as well as notes receivable from participants, qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules. The Plan paid certain expenses related to Plan operations and investment activity to various services providers. These transactions are party-in-interest transactions under ERISA.

F. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, the net assets of the Plan would be distributed among the participants in accordance with ERISA, as the participants are already fully vested.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

G. Fair Value Measurements

In accordance with U.S. GAAP, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.
Level 2 –

Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3 –

Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored.

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. Mutual funds in Level 1 are measured at fair value with a market approach using the published net asset values (“NAV”) of the shares held by the Plan at year-end. Range Resources Corporation common stock in Level 1 is exchange traded and measured at fair value with a market approach using the closing price. Self-directed brokerage in Level 1 is measured at fair value with a market approach using the published NAV of the mutual fund shares held by the Plan at year-end. For investments valued at NAV, there are no significant restrictions on redeeming these investments at NAV.

Investments in the common collective trust during the plan year included the T. Rowe Price Stable Value Fund, T. Rowe Price Retirement Funds and Prudential Total Return Bond. These investments consist of public or private investment vehicles valued using the NAV computed daily as of close of business each day by the trustee of the fund. The NAV is used as a practical expedient to estimate fair value and is based on the value of the underlying assets owned by the fund, then divided by the number of shares outstanding. Redemption is permitted daily with a required twelve-month notice period that is only applicable to the Plan, with no other restrictions. There are no unfunded commitments.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

G. Fair Value Measurements — continued

The following tables present the fair value hierarchy table for investments measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2023 Using
	Total Carrying Value as of December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	2023	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$69,318,139	$69,318,139	$—	$—
Range Resources Corporation common stock	9,648,851	9,648,851	—	—
Self-directed brokerage	1,417,847	1,417,847	—	—
Total investment in the fair value hierarchy	$80,384,837	$80,384,837	$—	$—
Common collective trust measured at NAV*	100,714,590
Total investment at fair value	$181,099,427

		Fair Value Measurements at December 31, 2022 Using
	Total Carrying Value as of December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$58,435,294	$58,435,294	$—	$—
Range Resources Corporation common stock	10,473,915	10,473,915	—	—
Self-directed brokerage	1,195,215	1,195,215	—	—
Total investment in the fair value hierarchy	$70,104,424	$70,104,424	$—	$—
Common collective trust measured at NAV*	81,442,954
Total investment at fair value	$151,547,378

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

RANGE RESOURCES CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2023 and 2022

H. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially impact participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

RANGE RESOURCES CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

EIN: 34-1312571

Plan: 002

	(b)	(c)
	Identity of Issuer,	Description of Investment, including		(e)
	Borrower or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost Value	Value
*	T. Rowe Price	Retirement 2050 Fund	**	$20,792,009
*	T. Rowe Price	Retirement 2030 Fund	**	16,137,985
	Vanguard	Institutional Index	**	14,646,705
*	T. Rowe Price	Retirement 2040 Fund	**	13,264,981
*	T. Rowe Price	Retirement 2045 Fund	**	11,497,955
	MFS	Growth R6	**	11,385,950
*	T. Rowe Price	Stable Value Fund	**	11,161,022
*	Range Resources Corporation	Common Stock	**	9,648,851
*	T. Rowe Price	Retirement 2055 Fund	**	9,184,695
	Vanguard	Equity Income	**	6,474,937
*	T. Rowe Price	Retirement 2035 Fund	**	5,386,032
*	T. Rowe Price	Retirement 2025 Fund	**	4,818,602
	MFS	International Diversification R6	**	4,234,421
	Janus Henderson	Enterprise Fund Class T	**	3,911,828
	John Hancock	Disciplined Value Mid Cap - I	**	3,260,467
	JPMorgan	Undiscovered Managers Behavioral Value Fund R6	**	2,854,182
	Vanguard	Mid Cap Index Admiral	**	2,811,356
*	T. Rowe Price	Retirement 2020 Trust	**	2,541,369
	Vanguard	Small Cap Index Admiral	**	2,359,593
	Vanguard	Total Bond Index Admiral	**	2,058,724
	Vanguard	Total International Stock Index Admiral	**	2,006,658
	Blackrock	Global Allocation Fund - Institutional	**	1,984,391
*	T. Rowe Price	Integrated U.S. Small-Cap Growth Equity	**	1,968,835
	Pimco	Income Institutional	**	1,760,609
*	T. Rowe Price	Retirement 2060 Fund	**	1,709,679
	Prudential	Total Return Bond	**	1,601,457
	Deutsche	Real Estate Securities - Institutional	**	1,531,082
	Pimco	Real Return Fund	**	1,173,423
*	T. Rowe Price	Retirement 2015 Fund	**	1,169,845
	BNY Mellon	Natural Resources Fund	**	1,162,988
	Vanguard	REIT Index Fund Admiral Shares	**	1,045,778
*	T. Rowe Price	International Discovery Fund	**	957,257
	Goldman Sachs	Emerging Markets Equity Insights Fund International	**	939,452
*	T. Rowe Price	Retirement 2065 Fund	**	703,527
*	T. Rowe Price	Retirement Balanced	**	674,812
	Pimco	International Bond (USD Hedged) - Institutional	**	561,572
	Vanguard	Treasury Money Market	**	195,731
*	T. Rowe Price	Retirement 2010 Fund	**	70,620
	Vanguard	Federal Money Market Fund	**	32,200
	Self-directed brokerage	Various investments in mutual funds	**	1,417,847
*	Participant loans	5.25% - 10.50% ; 1 - 5 years	-0-	1,707,325

				$182,806,752
*	A party-in-interest as defined by ERISA
**	Cost not necessary due to participant-directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

RANGE RESOURCES CORPORATION 401(K) PLAN
Date:	June 14, 2024	/s/ ASHLEY S. KAVANAUGH
Ashley S. Kavanaugh
Vice President, Controller and Principal Accounting Officer

Exhibit Index

Number	Exhibit

23*	Consent of Independent Registered Public Accounting Firm
99.1*	Certification of the December 31, 2023 Annual Report of Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Accounting Officer of the Plan

*included herewith